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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                    FORM 6-K


                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



For the month of January, 2001



              INVESTORLINKS.COM INC. (Formerly: Opus Minerals Inc.)
     ----------------------------------------------------------------------
                (Translation of registrant's name into English)


          Suite 203, 120 Front Street East, Toronto, Ontario, M5A 4L9
          -----------------------------------------------------------
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:


               Form 20-F    X         Form 40-F
                        ---------               ---------


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934:

                    Yes                No     X
                        ---------         ---------
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                        INVESTORLINKS TEAMS WITH IPO.COM
         The net's most comprehensive information on IPOs now available at InvestorLinks.com

Charlottesville, VA - December 14, 2000 - InvestorLinks.com Inc. (OTC BB: IVLKF) announced today that it has entered into an agreement with IPO.com, the premier source of IPO information on the net, to provide InvestorLinks.com users with the most up-to-date content on Initial Public Offerings. IPO.com will provide InvestorLinks.com users with the latest news on IPO filings, pricing, withdrawals, underwriters, venture capital information, aftermarket performance and other useful information for new issues. The co-branded hosting environment allows InvestorLinks.com users to navigate in a familiar setting while providing access to IPO.com's critical information.

"With IPO.com, our users have access to the net's most comprehensive information on the world of IPO's," said Frank Kollar, founder and COO of InvestorLinks.com. "This co-branded venture gives InvestorLinks.com users a leading resource within our site for up to the minute information for making sound investment decisions."

The co-branded page can be found here: http://www.investorlinks.com/ipo.htm
                                       ------------------------------------

Stated Brad Sinrod, Co-founder of IPO.com, "We are excited to be able to bring our comprehensive news, information and analysis to InvestorLinks.com, the Internet's largest Financial Directory."

ABOUT IPO.COM

IPO.com is the most recognized source of news, analysis and information on early stage capital market investing information, including initial public offerings, venture capital and private placements. Founded in 1997 by Brad Sinrod and David Roberts, IPO.com has become the most popular site for investors interested in early stage investment information and opportunities. Up-to-date analysis, calendars, news and searchable databases help make IPO.com the most timely and comprehensive resource for early stage investment on the Web. Forbes Magazine recently named IPO.com a "Forbes' Favorite" in its "Best of the Web" issue for the second quarter in a row, lauding the site's design and ease-of-navigation. More than 750,000 unique visitors each month utilize this free service. Leading news outlets, including the Wall Street Journal, New York Times, CNNfn, The Industry Standard, Red Herring, CNBC and Fox News utilize IPO.com as a resource for commentary and statistics in early stage investment-related stories, lending the site unparalleled credibility. In addition, IPO.com's News Bureau, a weekly email update, provides nearly 100 journalists with timely commentary and insight from IPO.com's analysts. As the leading IPO content provider on the Internet, IPO.com has developed strategic partnerships with more than 150 leading financial web sites, including Red Herring Online, snap.com, SmartMoney.com, Raging Bull, Business Week Online, and Fortune.com. Company revenues are generated through content licensing and advertising. IPO.com is headquartered in New York City and has a branch office in San Francisco.

ABOUT INVESTORLINKS.COM INC.

InvestorLinks owns and operates the Internet investment site www.investorlinks.com. Chosen as one of the "Best Websites for Investors" by BARRON'S, InvestorLinks is recognized in North America as a premier investor resource on the net, and is regularly listed as a "financial megasite" in Online Investor Magazine. Since 1997, the InvestorLinks' primary product offering has developed into an extensive directory of over 12,000 business and financial links for the investment community. InvestorLinks now serves over 200,000 users per month.
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Investorlinks.com Inc. is based is Charlottesville, Virginia, with corporate offices in Toronto, Ontario. There are currently 19,524,576 common shares of InvestorLinks issued and outstanding. The Company's stock trades on the NASD Bulletin Board under the symbol "IVLKF".

This release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding InvestorLinks.com Inc.'s business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the Company.

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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FOR FURTHER INFORMATION:

Investor Information                  Investor Information         Corporate Information
--------------------                  --------------------         ---------------------
The Investor Relations Group          Pier Group Marketing         George Stubos, Director
Phone:  1-800-444-9214                Phone:  1-888-270-8586       InvestorLinks.com Inc.
www.irgnews.com                       www.thepiergp.com            Phone:  1-804-817-7770
investorlinks@invrel.com              info@thepiergp.com           www.investorlinks.com
                                                                   stubos@investorlinks.com
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                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    INVESTORLINKS.COM INC. (formerly Opus
                                    Minerals Inc.)


Date:  January 22, 2001           By:  /s/ Sandra J. Hall
     -------------------             -----------------------------------------
                                     Sandra J. Hall, Director and Secretary